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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934.

KERR MCGEE CORPORATION
 (Name of Subject Company (Issuer))

KERR MCGEE CORPORATION (ISSUER)
 (Name of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $1.00 per share
(Title of Class of Securities)

492386107
(CUSIP Number of Class of Securities)

Gregory F. Pilcher
Senior Vice President, General Counsel and Secretary
Kerr-McGee Center
Oklahoma City, Oklahoma 73125
(405) 270-1313
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Scott F. Smith
Stephen A. Infante
Covington & Burling
1330 Avenue of the Americas
New York, New York 10019
(212) 841-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable	Not applicable
*	Pursuant to General Instruction D to Schedule TO, since this filing relates solely to preliminary communications made before the commencement of a tender offer, no fee is required.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1. ☒ issuer tender offer subject to Rule 13e-4. ☐ going-private transaction subject to Rule 13e-3. ☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO relates to pre-commencement communications in connection with the planned tender offer by Kerr-McGee Corporation ("Kerr-McGee") to purchase up to 43,500,000 shares of its common stock, par value $1.00 per share (including the associated preferred stock purchase rights) (the "Shares"), or such lesser number of Shares as is tendered and not properly withdrawn, at a price determined by the Company between $85.00 and $92.00 per share, without interest. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

Items 1-11.

        Not applicable.

Item 12. Exhibits.

  1.
  Press Release issued on April 14, 2005.

  2.
  Press Release issued on April 14, 2005.

  3.
  Memorandum dated April 14, 2005 from Luke R. Corbett, Chairman of the Board and Chief Executive Officer.

Item 13. Information Required by Schedule 13E-3.

        Not applicable.

EXHIBIT INDEX

Exhibit Number	Description of Document
12.1	Press Release issued on April 14, 2005.
12.2	Press Release issued on April 14, 2005.
12.3	Memorandum dated April 14, 2005 from Luke R. Corbett, Chairman of the Board and Chief Executive Officer.

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EXHIBIT INDEX